Exhibit 3(ii) Amendments to Bylaws

At the Board of Directors meeting on April 29, 2026, the following amendments were made to the Company’s Bylaws:

Section 4.5 - Maximum Age

No person shall be eligible to serve as a Director beyond the Annual Shareholder Meeting if they are seventy-two (72) years of age. Notwithstanding the foregoing, for any person who is an existing director who is seventy-two (72) as of January 1, 2026, this age limitation shall be seventy-five (75) years of age.

This was changed from - "seventy-five (75)"

This was added - "Notwithstanding the foregoing, for any person who is an existing director who is seventy-two (72) as of January 1, 2026, this age limitation shall be seventy-five (75) years of age."

Section 5.1 - Offices to be Filled, Election, Oath, Compensation, Vacancies, Bonds

The Board shall elect from its own membership a Chair of the Board to serve for a term of one year, plus any portion of a year resulting from an appointment occurring after the date of the annual meeting of the Board of Directors; provided, however, that no individual may serve as Chair for more than three terms.

This was changed from - "eight terms"